

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Bryant B. Edwards
Chief Executive Officer
Global SPAC Partners Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

> **Re: Global SPAC Partners Co.**
> **Amendment No. 4 to Form S-1**
> **Filed March 18, 2021**
> **File No. 333-249465**

Dear Mr. Edwards:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form S-1

General

1. We note that you now plan to complete your business combination within 12 months. Because the warrants may be exercisable within one year, please register the shares underlying the warrants. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance. Please also revise your disclosure in the prospectus to reflect that the shares underlying the warrants are currently being registered.

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.